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News Release
For immediate release

BCE ANNOUNCES COMPLETION OF BELL GLOBEMEDIA TRANSACTION

MONTREAL, Québec – August 30, 2006 – BCE Inc. (TSX/NYSE: BCE) today announced that following receipt of all regulatory approvals, the transaction involving Bell Globemedia (BGM) announced on December 2, 2005 has been completed. Consistent with the ownership structure outlined at that time, BCE will continue to be an important shareholder, holding a 20% interest in BGM, down from 68.5%. As part of the transaction, BCE retains certain important rights and has entered into a commercial agreement with BGM to have access to existing and future content.

As a result of the sale of shares to The Woodbridge Company Limited, Ontario Teachers’ Pension Plan and Torstar Corporation, BCE has received proceeds of approximately $685 million from its partners in BGM. BCE also received $607 million as a return of capital stemming from the recapitalization of BGM in January 2006, bringing the total cash proceeds received by BCE from this transaction to approximately $1.3 billion.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514-391-2007
1 877 391-2007
pierre.leclerc@bell.ca

For investor inquiries, please contact:

Thane Fotopoulos
BCE, Investor Relations
514-870-4619
thane.fotopoulos@bell.ca